

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Donald M. MacIntyre
Chief Executive Officer
Renewable Energy and Power, Inc.
3395 W. Cheyenne Ave. #111
North Las Vegas, NV 89032

> **Re:** **Renewable Energy and Power, Inc.**
> **Amendment No. 2 to Form 10-12(G)**
> **Filed August 22, 2014**
> **File No. 000-55237**

Dear Mr. MacIntyre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2. Please discuss in greater detail the types of transactions and amount of consideration provided by your founder, promoters, affiliates or named executive officers.

2.   We note your response to comment 3. Section 3 of Exhibit 3.1—"Authorized Stock"—says you are authorized to issue 75,000,000 shares of stock. Please revise.

Company Overview, page 5

3.   We note your disclosure that you are "competitive with fossil fuels by employing proprietary new technologies, and combining them with existing solar and wind power generation and LED lighting." Please revise this statement given the size of your operations, customers, and net losses.

4.   We note your disclosure that you have two operating divisions, Solar Hybrid and LED Lites USA. It appears you have only generated revenues from your LED products. For instance, page 18 states "as financing and market conditions allow we will begin to manufacture and market our innovative solar technology." If so, please revise the appropriate parts of your filing to make clear Solar Hybrid's level of operations.

5.   Please disclose the countries that make up the "international markets" referenced on page 5.

Sol-Hybrid, page 5

6.   We note your response to comment 7. Your disclosure on page 6 regarding the patents appears to be repetitive and contains a partial description. Please revise.

7.   We note your response to comment 8 and revised disclosure on page 5. You state one of your competitive advantages includes a patentable multi-junction solar panel. Please revise to discuss whether you have received a patent for this product and its state of development such as whether there is a working prototype or saleable product.   Further, it appears you have omitted footnotes 11 and 12 from the bottom of page 5. Please advise.

LED Lites USA, page 6

8.   We note your disclosure on page 7. Please clarify why LED Lites's relationship with MulitChip Display gives it a huge advantage and support your statement that LED's testing exceeded efficiency requirements by over 90%.

9.   Please tell us why you have included customers of MultiChip Display on page 7. It appears you only have one customer, MDI. Revise as necessary.

10.   Please support your statement on page 8 that your "technology dramatically improves LED light fixture energy conversion efficiency and significantly lowers the levelized cost of energy more than anything available anywhere in the world."

11.   Please balance your disclosure at the bottom of page 7 or, otherwise, support the following statements: you will "utilize [your] superior knowledge in the field of power supplies and thermal management … to be a leader in the LED revolution; "by using a combination of partnerships … LED Lites USA is poised to become synonymous with the term "LED light fixture;" and "[t]his seamless integration … will solidify LED Lites USA as the clear market leader."

12.   Please also balance or support the disclosure on the top of page 8 regarding your ability to "overcome all traditional cost obstacles" and that your technology "significantly lowers the levelized cost of energy more than anything available in the world."

Business of Issuer, page 10

13.   Your disclosure on page 10 states your "solar, wind and thermal energy sources" are in the development stage with designs and equipment awaiting certification. Your prior disclosure on pages 6 to 8 be should revised in light of these statements. Further, please clarify your reference to "Item XVI."

Item 2. Financial Information

Overview, page 18

14.   Please support your statement you are a leading provider of LED lighting technology or revise as necessary. We note page 19 states you have net losses and cash of $80.

15.   Please explain the biological effects from your products.

Liquidity and Capital Resources and Results of Operations, page 19

16.   We note your discussion of your liquidity and operating results from inception through September 30, 2013. Please expand your disclosure to include your analysis for the interim periods included in the filing.

Solar Hybrid, page 20

17.   Please update the disclosure under this section based on the state of Solar Hybrid's level of operations and technology.

Item 6. Executive Compensation, page 26

18.   We note your response to comment 25. Please provide disclosure pursuant to Item 402(n)(1), which includes compensation of your named executive officers for each of the company's last two fiscal years. In this regard, please remove disclosure of payments for 2014.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 27

19.   Please advise whether your relationship with MDI should be disclosed under this Item and revise as necessary.

Item 15. Financial Statements and Exhibits, page 31

20.   Please refile your contract with Multichip Display, Inc. and your contracts relating to patent licenses as Exhibits 10.1 and 10.2. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Notes to Financial Statements, page F-8

21.   We note your disclosure of the terminated MDI lease agreement as of May 1, 2014 on pages F-12 and F-22. Please clarify whether this sublease is addressed in your Item 3, Properties disclosure on page 21. Also include a note addressing the required lease disclosures for your current office space. Refer to ASC 840-20-50.

Note 5 – Related Party Transactions with Multichip Assembly, Inc. (MAI), page F-11

22.   You disclose that "MDI has agreed to support the operations of the Company through May 1, 2014." Please clarify whether MDI has terminated this support and, if true, include a discussion of the impact in your liquidity and capital resources section of MD&A.

Note 4 – Accounts Receivable, page F-19

23.   We note your response and reissue comment 32. We do not find the revision referred to in your response. We note that your accounts receivable balance of $569,532 appears to equal the sum of your total revenue for the year ended September 30, 2013 and six months ended March 31, 2014. We also note that both your accounts receivables and revenue are from MDI, a shareholder in your company. In this regard, given the significance of your accounts receivable and the length of time that has passed, disclose when you expect to collect these receivables. Tell us why all of the accounts receivable is current.

24.   We note your response and reissue comment 33. We do not find the revision referred to in your response. Since most of your accounts payable, $721,324, is also due to MDI, disclose if you expect to actually receive cash for your accounts receivable balance or to offset the accounts receivable balance with accounts payable balance due to MDI. Disclose when you expect for that to occur.

Note 5 – Related Party Transactions with Multichip Display, Inc., F-20

25.   We note your response and reissue comment 34. We do not find the revision referred to in your response regarding the ownership and voting relationships. Tell us if any of your officers or directors have a related party relationship with MDI and disclose the voting and ownership percentages.

       You may contact Inessa Kessman, Staff Accountant, at 202-551-3273, or Terry French, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Ajay Koduri, Senior Counsel, at 202-551-3310 with any other questions.

                Sincerely,

                /s/ Terry French for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail</u>
       Michael Berg, Esq.